Exhibit 99.1

ASML ANNOUNCES SECOND-HALF AND ANNUAL RESULTS FOR 2002
Focus on Core Competence

VELDHOVEN, The Netherlands, January 16, 2003 - ASML Holding NV (ASML) today announced a second-half 2002 net loss of EUR 110 million or EUR .23 per ordinary share. The company incurred charges of EUR 136 million in December 2002 relating to previously announced measures to contain costs. ASML's total net loss for 2002 totaled EUR 208 million or EUR .44 per ordinary share. This compares with a total net loss for 2001 of EUR 479 million or EUR 1.03 per ordinary share, including restructuring charges.

ASML sold 127 lithography systems from June 30 through December 31, 2002. In the period, ASML shipped 113 lithography systems, including 17 refurbished units. ASML also recognized revenue for 14 leading-edge systems that were shipped in first half 2002 but were deferred at that time as a consequence of accounting rules applicable to new technologies. As of December 31, 2002, ASML has met the applicable revenue recognition standards, thereby, no longer having to defer revenue from the sale of its 300-mm TWINSCAN(tm) systems. The number of systems sold in 2002 totals 205, including 22 refurbished units. This compares with 197 lithography systems, including 17 refurbished units, sold in 2001.

The company realized a seven-percent increase to EUR 9.14 million on the average selling price of its new lithography systems in the second-half as compared with the first-half 2002. In total, the average selling price of new lithography systems increased by 31 percent to EUR 8.9 million in 2002, compared with the EUR 6.8 million in 2001. The increase is due to strong demand for leading-edge products for both 200- and 300-mm wafer applications.

In December 2002, the company implemented further measures to improve its operating performance and breakeven level and, as a result, recorded provisions and other charges totaling EUR 136 million. Additional cost cutting measures included an intended reduction in work force, the termination of Track operations by December 31, 2002 and the divestment of Thermal operations in 2003.

Lithography - Continuing Operations

Total net sales in second-half 2002 were EUR 1,171 million, bringing total net sales for 2002 to EUR 1,959 million, a 23 percent increase year-on-year from 2001 total net sales of EUR 1,589 million.

The order backlog for lithography systems is 103 units as of December 31, 2002, despite the continued industry downturn. The total value of the order backlog for new lithography systems as of December 31, 2002 is EUR 1,077 million, as compared with EUR 1,570 million on June 30, 2002. The order backlog reflects the number of systems ordered to date by customers for shipment over a 12-month period. ASML is not able to issue guidance or forecasts due to an uncertain semiconductor equipment investment climate and an increasingly volatile order backlog.

"The semiconductor industry is in uncharted waters entering 2003. Never has the industry experienced a downturn that lasted so long or ran so deep. Unfortunately, it led to ASML taking a reduction in its workforce," said Doug Dunn, president and CEO, ASML. "However, even during these difficult times, demand for our leading-edge technologies increased. ASML also achieved market share leadership, top ratings in customer service and integration between US and European lithography operations."

"We move forward in 2003 with a focus on our core competence of lithography, and by controlling costs, lowering the breakeven level and increasing efficiencies in R&D, we can continue to deliver on customer needs with the right products at the right time," Dunn concluded.

The gross margin for lithography systems in second half 2002 was 20 percent. For the full year, the gross margin increased to 24 percent, from 2 percent in 2001. Excluding the impact of provisions for slow moving inventory in 2002 and 2001, the gross margin decreased to 28 percent in 2002 from 31 percent in 2001. The decrease is attributable to technical development credit repayments and lower profit margins generated by new technologies at the beginning of their learning curve.

Track and Thermal - Discontinued Operations

ASML's decision to terminate its Track equipment activities and sell its Thermal operations results in their representation in the attached Summary of Consolidated Statements of Operations under 'discontinued operations,' while 'continuing operations' represents the company's ongoing Lithography operations.

Results for 2000 and 2001 also have been restated to reclassify Track and Thermal activities for those years to discontinued operation.

Financial Position

In the second half 2002, the Lithography business generated EUR 79 million cash from operating, investing and financing activities while the Track and Thermal business used EUR 70 million. During this period, ASML implemented measures focused on improving its working capital management. These measures contributed to the company closing 2002 with a cash balance of EUR 669 million, up from EUR 603 million at June 30, 2002. ASML will continue its increased efforts to collect on accounts receivable, reduce inventory and manage accounts payable, among other measures.

In 2002, the company's continuing operating, investing and financing activities in Lithography used cash of EUR 113 million. The discontinued operations in Track and Thermal used EUR 127 in cash. Combined with the effect of the weakened US dollar on the cash balance, total cash decreased from EUR 911 million on December 31, 2001 to EUR 668 million on December 31, 2002.

Shareholders' equity as a percentage of total assets grew from 34 percent on December 31, 2001 to 40 percent on December 31, 2002. The change was largely as a result of the conversion into ordinary shares, during May 2002, of approximately EUR 265 million of ASML's 2.5 percent convertible subordinated bonds due 2005, which had been called for redemption.

Additional Financial Information

Selling, general and administrative (SG&A) costs were EUR 130 million in the second half of 2002, totaling EUR 263 million for the entire year. Compared to 2001 costs of EUR 249 million, SG&A rose due to increased legal expenditures associated with ASML's ongoing patent litigation, offset by further cost-cutting measures during the year and the benefits realized from the 2001 restructuring.

Net research and development costs for Lithography decreased by EUR 33 million to EUR 298 million in 2002. ASML was able to achieve this result while maintaining its core programs due to greater efficiencies gained by consolidating R&D programs through the 2001 restructuring. As part of on-going discussions regarding transparency and corporate guidance, ASML has decided to commence quarterly financial reporting starting in the first quarter of 2003. Further details on the content of this reporting will be communicated at the appropriate time.

"Safe Harbor"

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including -- but not limited to -- economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the U.S. Securities and Exchange Commission.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

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